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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM N-54A

                     NOTIFICATION OF ELECTION TO BE SUBJECT
                        TO SECTIONS 55 THROUGH 65 OF THE
                         INVESTMENT COMPANY ACT OF 1940
                   FILED PURSUANT TO SECTION 54(a) OF THE ACT


                  The undersigned business development company (the "Company")
hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940, as
amended (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:
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
    Name:                                            Berthel SBIC, LLC

    Address of Principal Business Office:            701 Tama Street, Building B, PO Box 609,
                                                     Marion, Iowa 52302-0609

    Telephone Number:                                (319) 447-5700

Name and Address of agent for service of process:

    Leslie D. Smith
    c/o Berthel Fisher & Company Planning, Inc.
    701 Tama Street, Building B
    PO Box 609
    Marion, Iowa 52302-0609

                  The company has filed a registration statement on Form 10 for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Such registration statement was filed contemporaneously herewith. The file number of the registration statement has not yet been assigned.

                  The file number of the registration as an investment company pursuant to Section 8(a) of the Act: 811-08451.

                  The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of any subsidiary of the company:
Not applicable.

                  The undersigned Company certifies that it is a closed-end company organized as a limited liability company under the laws of the State of Delaware with its principal place of business in Marion, Iowa; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will



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make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

                  Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Marion and State of Iowa on the 4th day of October, 2002.


                                    BERTHEL SBIC, LLC


                                    By: /s/ Thomas J. Berthel
                                        ---------------------
                                            Thomas J. Berthel, President

Attest:

By:  /s/ Leslie D. Smith
     -------------------
         Leslie D. Smith, Secretary





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